UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2007

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE - D&S FIRST QUARTER RESULTS

Santiago, Chile, April 24, 2007: Distribución y Servicio D&S S.A. (NYSE: DYS; Latibex: XDYS) announces earnings for the first quarter 2007.

Highlights I Quarter 2007
•	68.0% increase in net profit to Ch$9,177 million (US$17.0 million) representing 2.2% of revenues.
•	16.8% increase in EBITDA. EBITDA margin increased 70 bp. to 7.4% of revenues.
•	Operating income up 36.6% to Ch$17,015 million (US$31.6 million), operating margin increased by 90 bp. to 4.1% of revenues.
•	Gross income up 9.8%, gross margin increased 100 bp. from 27.9% in 2006 to 28.9% in 2007.
•	Net revenues up 6.2% to Ch$410,235 million (US$760.8 million).
•	6.8% increase in total store sales, same store sales increased by 3.3% (nominal).
•
New store openings: 18 new stores have been added compared to the closing of the first quarter 2006: 17 stores in the period April-December 2006 (14 supermarkets Express by LIDER, 3 compact hypermarkets Hyper by LIDER) and one store in the period January-March 2007 (Express by LIDER Consistorial in Peñalolén, Metropolitan Region, with 1,640m2). Additionally, supermarket Express La Dehesa was remodeled adding 800m2 of sales area. On the other hand, Express Pajaritos store (2,891 m2) was closed in November 2006, and hypermarket LIDER Kennedy (6,975m2) and Express Parque Arauco (500m2) were closed in January 2007. All this resulted in a net increase of 23,759m2 of sales area, equivalent to a 5.4% increase over sales area at March 31, 2006.

•	The Company has 102 LIDER stores (58 hypermarkets Hyper by LIDER and 44 supermarkets Express by LIDER) at March 31, 2007, totaling 459,945m2 of sales area.
•
In January 2007 the new discount format was launched under the brand Ekono. 13 stores had been opened at the closing of the first quarter. As of today, there are 14 Ekono discount stores and the Company plans to open a total of 25 stores during the year.

2007 Compared to 2006- First Quarter

For the first quarter 2007, net revenues increased by 6.2% compared to the same period in 2006 totaling Ch$410.235 million (US$760.8 million). The increase in net revenues was mainly due to the 6.8% increase (nominal) in total sales explained by the opening of 18 new LIDER stores during the period April 2006 to March 2007, and the 41.1% growth in revenues from the financial services division.

Same store sales increased by 3.3% (nominal) in the first quarter 2007 compared to the same quarter in 2006, which further enhances the positive evolution and change in the trend shown by same store sales. It is important to note that total sales for the first quarter of 2006 include sales from 68 FarmaLider stores (Ch$8,455 million, US$15.7 million) which represented 2.6% of total sales, while they contributed sales only during part of January 2007. If sales from Farmalider stores were excluded in 2006 and 2007, the total sales increase would be 9.2%. On the other hand, sales from Ekono discount stores are included in total sales for the first quarter 2007. The opening of these stores started in January 2007 with no significant impact on total sales of D&S. Gross income increased by 9.8% to Ch$118,399 million (US$219.6 million) while gross income margin rose by 100bp to 28.9% from 27.9% in the first quarter of 2006.

This increase is mainly attributable to the 41.1% increase in revenues from the PRESTO financial services division. Selling and administrative expenses for this period increased by 6.3% totaling Ch$101,384 million (US$188.0 million), compared to Ch$95,415 million (US$177.0 million) in the first quarter 2006. This is attributable to the 18 new LIDER stores opened during the period April 2006 to March 2007: 14 supermarkets Express by LIDER and 3 compact hypermarkets Hyper by LIDER during 2006 in addition to the supermarket Express Consistorial in Peñalolén and the remodeling of Express La Dehesa in 2007.

On the other hand, there was an increase of 75.7% in operating expenses from the financial services division (recorded under “Other expenses” in PRESTO income statement), from Ch$8,686 million (US$16.1 million) in the first quarter 2006 to Ch$15,259 million (US$28.3 million) for the same period in 2007, consistent with the increase in revenues and outstanding receivables recorded at this division, which also contributes to the increase in consolidated operating expenses.

The increase in total operating expenses is offset by higher revenues, therefore selling and administrative expenses as percentage of revenues remain stable at 24.7%. The expenses control has resulted form the implementation of the Operational Excellence program, focused on achieving higher operating efficiencies throughout the Company.

Operating income increased by 36.6% amounting to Ch$17,015 million (US$31.6 million) representing 4.1% of revenues, compared to operating profit of Ch$12,454 million (US$23.1 million) equivalent to 3.2% of revenues for the same period in 2006 (90bp increase). EBITDA for this quarter increased by 16.8% totaling Ch$30,384 million (US$56.3 million) equivalent to 7.4% of revenues compared to the same period in 2006 when EBITDA amounted to Ch$26,021 million (US$48.3 million) equivalent to a 6.7% of revenues (a 70bp increase). Net income for the first quarter 2007 increased by 68.0% amounting to Ch$9,177 million (US$17.0 million) representing 2.2% of revenues compared to results for the same period in 2006 when the Company recorded a net profit of Ch$5,463 million (US$10.1 million) equivalent to 1.4% of revenues (net margin increase of 80bp).

First Quarter 2007 Results

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

First Quarter Consolidated Results

	2007			2006			Change
	Ch$ million	US$ million	%	Ch$ million	US$ million	%	%
Sales	336,272	623.6	82.0%	323,113	599.2	83.6%	4.1%
Other Income	73,962	137.2	18.0%	63,325	117.4	16.4%	16.8%
Net revenues	410,235	760.8	100.0%	386,439	716.7	100.0%	6.2%
Cost of sales	291,836	541.2	71.1%	278,571	516.6	72.1%	4.8%
Gross Income / Margin	118,399	219.6	28.9%	107,868	200.0	27.9%	9.8%
Recurring Operating Expenses	87,799	162.8	21.4%	81,464	151.1	21.1%	7.8%
Start-up Expenses	216	0.4	0.1%	383	0.7	0.1%	-43.6%
Total Operating Expenses (SG&A)	88,015	163.2	21.5%	81,847	151.8	21.2%	7.5%
EBITDA	30,384	56.3	7.4%	26,021	48.3	6.7%	16.8%
Depreciation	13,369	24.8	3.3%	13,567	25.2	3.5%	-1.5%
Total Operating Expenses	101,384	188.0	24.7%	95,415	177.0	24.7%	6.3%
Operating Income	17,015	31.6	4.1%	12,454	23.1	3.2%	36.6%
Financial Expenses	(5,307)	(9.8)	-1.3%	(5,217)	(9.7)	-1.4%	1.7%
Other Non-operating Income (Expenses)	(381)	(0.7)	-0.1%	(108)	(0.2)	0.0%	252.4%
Monetary Correction	(301)	(0.6)	-0.1%	(565)	(1.0)	-0.1%	-46.7%
Non-Operating Income	(5,989)	(11.1)	-1.5%	(5,890)	(10.9)	-1.5%	1.7%
Income before Tax	11,026	20.4	2.7%	6,563	12.2	1.7%	68.0%
Income Tax	(1,870)	(3.5)	-0.5%	(1,110)	(2.1)	-0.3%	68.4%
Minority Interest	21	0.0	0.0%	10	0.0	0.0%	107.2%
Income	9,177	17.0	2.2%	5,463	10.1	1.4%	68.0%
Amortization of Goodwill	-	0.0	0.0%	-	0.0	0.0%	-
Net Income	9,177	17.0	2.2%	5,463	10.1	1.4%	68.0%
Currency of March 2007, exchange rate US$=Ch$539.21 of Mar 31, 2007

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at March 31, 2007 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$539.21).

For further information please contact:

Miguel Núñez
Chief Financial Officer
mnunez@dys.cl
56-2-484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
56-2-484 7757

Roberto Vergara
Investor Relations
rvergara@dys.cl
56-2-484 7764

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 24, 2007